June 22, 2018

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”)
File Numbers: 333-134551, 811-21906

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
666	6/1/2018	485BXT	0001364089-18-000142
659	5/4/2018	485BXT	0001364089-18-000127
650	4/6/2018	485BXT	0001364089-18-000101
642	3/9/2018	485BXT	0001364089-18-000075
634	2/9/2018	485BXT	0001364089-18-000049
625	1/12/2018	485BXT	0001364089-18-000016
616	12/15/2018	485BXT	0001364089-17-000261
608	11/17/2017	485BXT	0001364089-17-000238
600	10/20/2017	485BXT	0001364089-17-000203
586	9/22/2017	485BXT	0001364089-17-000176
576	8/29/2017	485BXT	0001364089-17-000151
556	6/16/2017	485APOS	0001628280-17-006555

The Amendments relate to Guggenheim BulletShares 2027 High Yield Corporate Bond ETF, a series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you have any questions or comments regarding the Amendments or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Very truly yours,

Claymore Exchange-Traded Fund Trust

By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary